Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-141802) and related Prospectus of Northwest Airlines Corporation for the registration of 25,915,197 shares of its common stock and to the incorporation by reference therein of our reports dated March 13, 2007, with respect to the consolidated financial statements and schedule of Northwest Airlines Corporation, Northwest Airlines Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Northwest Airlines Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

June 11, 2007